

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



DIVISION OF
TRADING AND MARKETS

July 2, 2010

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: **AdvisorShares Mars Hill Global Relative Value Actively Managed ETF**
File No. TP 10-26

Dear Mr. McGuire:

In your letter dated July 1, 2010, as supplemented by conversations with the staff of the Division of Trading and Markets ("Division"), AdvisorShares Trust (the "Trust") on behalf of itself, the Mars Hill ETF, any national securities exchange or national securities association on or through which shares issued by the Mars Hill ETF ("Shares") may subsequently trade, and persons or entities engaging in transactions in Shares, requests exemptions from, or interpretive or no-action advice regarding Section 11(d)(1) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), Rules 10b-10, 10b-17, 11d1-2, 15c1-5, and 15c1-6 thereunder, and Rules 101 and 102 of Regulation M in connection with secondary market transactions in Shares and the creation or redemption of Creation Units as discussed in your letter.

In your letter, as supplemented by conversations with the staff of the Division, the Trust on behalf of itself, the Original Fund, any national securities exchange or national securities association on or through which shares issued by the Original Fund may subsequently trade, and persons or entities engaging in transactions in shares of the Original Fund, also requests exemptions from, or interpretive or no-action advice regarding Section 11(d)(1) of the Exchange Act and Rules 10b-10, 10b-17, 11d1-2, 15c1-5, and 15c1-6 thereunder.

We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

The Trust was organized on July 30, 2007, as a Delaware statutory trust. The Trust is registered with the Commission under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust seeks relief for the Mars Hill ETF which seeks returns in excess of the MSCI World Index with comparable volatility. To obtain this objective, the Mars Hill ETF will take long positions in ETFs and other exchange traded products in what the sub-advisor believes to be the most attractive global regions and countries, while establishing equivalent short positions in ETFs and other exchange traded products in unattractive regions and countries. Beyond these investments, the Mars Hill ETF will invest in short-term money market instruments and liquid futures contracts and other derivatives tied to broad market indices. These investments may be used to seek additional exposure of up to 50% on top of the Mars Hill ETF's core portfolio. The Mars Hill ETF will hold no ETF or exchange traded product whose investment objective is to earn a multiple of a particular index, nor will it invest in any ETF whose investment advisor is affiliated with the Manager. While the Mars Hill ETF will not seek to track the performance of an underlying index, the Mars Hill ETF will otherwise operate in the same manner as an index-based fund of ETFs. In your letter, you represent the following:

- Shares of the Mars Hill ETF will be issued by an open-end management investment company that is registered with the Commission;

- The Mars Hill ETF will continuously redeem, at net asset value ("NAV"), Creation Unit aggregations of 25,000 Shares valued at a minimum of $1.25 million, and the secondary market price of the Shares should not vary substantially from the NAV of such Shares;

- Shares of the Mars Hill ETF will be listed and traded on the NYSE Arca;

- The Mars Hill ETF intends to invest at least 90% of the portfolio of the Mars Hill ETF in ETFs and other exchange traded products and all such ETFs will either meet the conditions set forth in an applicable Class Relief Letter or have received individual relief from the Commission;

- On each Business Day before commencement of trading in Shares on the Exchange, the Mars Hill ETF will disclose on its website the identities and quantities of the securities and other assets held by the Mars Hill ETF, which will form the basis for the calculation of the Mars Hill ETF's NAV at the end of the Business Day;

- The Exchange or other information provider will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing on a per Share basis, the sum of the current value of the In-Kind Creation Securities and the estimated Cash Component;

- The arbitrage mechanism will be facilitated by the transparency of the Mars Hill ETF's portfolio and the availability of the IIV, the liquidity of its Portfolio Securities, and the ability to access those securities, as well as the arbitrageurs' ability to create workable hedges;

- The Mars Hill ETF will solely invest in liquid securities;

- The Mars Hill ETF will invest in Portfolio Securities with liquidity levels that will facilitate an effective and efficient arbitrage mechanism and the ability to create workable hedges;
- Arbitrageurs are expected to take advantage of price variations between the Mars Hill ETF's market price and its NAV; and
- A close alignment between the Mars Hill ETF's market price and the Mars Hill ETF's NAV is expected.

Response:

Regulation M

Redeemable securities issued by an open-end management investment company are excepted from the provisions of Rule 101 and 102 of Regulation M. The Commission granted the Trust an exemption from certain provisions of the 1940 Act in order to permit the Trust to maintain its registration as an open-end management investment company and to issue shares that are redeemable only in Creation Unit size aggregations of Shares.

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exceptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Trust is a registered open-end management investment company that will continuously redeem at the NAV Creation Unit size aggregations of the Shares of the Mars Hill ETF, and the secondary market price of the Shares of the Mars Hill ETF should not vary substantially from the NAV of such Shares, which is based on the identity and quantity of the securities and the other assets held by the Mars Hill ETF, the Division hereby confirms that the Trust is excepted under paragraph (c)(4) of Rule 101 of Regulation M with respect to the Mars Hill ETF thus permitting persons who may be deemed to be participating in a distribution of Shares of the Mars Hill ETF to bid for or purchase such Shares during their participation in such distribution.[1]

The Division also confirms the interpretation of Rule 101 of Regulation M that a redemption of Creation Unit size aggregations of Shares of the Mars Hill ETF and the receipt of In-Kind Redemption Securities in exchange therefor by a participant in a distribution of Shares of the Mars Hill ETF would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" within the meaning of Regulation M, and therefore would not violate Regulation M.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will redeem at the NAV Creation Units of Shares of the Mars Hill ETF, the Division hereby confirms that the Trust is excepted under paragraph (d)(4) of Rule 102 of Regulation M with respect to the Mars Hill ETF, thus permitting the Mars Hill ETF to redeem Shares of the Mars Hill ETF during the continuous offering of such Shares.

Rule 10b-17

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend

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[1] We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing portfolio securities in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in actively-traded securities, that is, securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million; provided however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant.

distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b).

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Commission has determined to grant an exemption from the 1940 Act to register the Trust as an open-end management investment company notwithstanding the fact that it issues Shares with limited redeemability, the Commission hereby grants an exemption from the requirements of Rule 10b-17 to the Trust with respect to transactions in the Shares.[2]

Section 11(d)(1) and Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6

Based on the facts and representations set forth in your letter, and without necessarily agreeing with your analysis, the Division will not recommend enforcement action to the Commission if a broker-dealer treats shares of the Original Fund and the Mars Hill ETF, for purposes of the relief from Section 11(d)(1) of the Exchange Act and Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 provided in the Letter re: Derivative Products Committee of the Securities Industry Association (November 21, 2005) ("Class Relief Letter"), as shares of a Qualifying ETF (as defined in the Class Relief Letter). In granting this relief, we note in particular your representations that at least 80% of the Original Fund's portfolio holdings (as represented in the AdvisorShares Request Letter) and 90% of the Mars Hill ETF's portfolio holdings (as represented in your letter dated June XX, 2010) are, and will be, shares of Prior ETFs, that each of the Prior ETFs held by the Original Fund and/or the Mars Hill ETF themselves will have either met all conditions set forth in the Class Relief Letter, will have individual relief from the Commission, or will be able to rely on individual relief even though they are not named parties, and that in no case will the Original Fund or the Mars Hill ETF hold securities (other than ETFs or government securities as defined in Section 3(a)(42)(A), (B), or (C) of the Exchange Act) issued by a single issuer in excess of 20% of the Initial Fund's portfolio holdings. Accordingly, with respect to shares of the Original Fund and the Mars Hill ETF, to the extent that a broker-dealer satisfies the other conditions in the Class Relief Letter, it could rely on the exemptive and no-action relief contained therein.

* * * * *

The foregoing exemption from Rule 10b-17 under the Exchange Act, interpretations of Rules 101 and 102 of Regulation M, and no-action positions taken under Section 11(d)(1) of the Exchange Act, and Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 thereunder, are based solely on your representations and the facts presented to the

[2] We also note that compliance with Rule 10b-17 would be impractical in light of the nature of the Mars Hill ETF. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date.

Division, and are strictly limited to the application of those rules to transactions involving the Shares of the Mars Hill ETF and the Original Fund under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemption from Rule 10b-17 under the Exchange Act, interpretations of Rules 101 and 102 of Regulation M, and no-action positions taken under Section 11(d)(1) of the Exchange Act, and Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 thereunder are subject to the condition that such transactions in Shares of the Mars Hill ETF, Portfolio Security, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These exemptions, interpretations, and no-action positions are subject to modification or revocation if at any time the Commission or Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions, interpretations, and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions and interpretations.

The Division expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of
Trading and Markets,
pursuant to delegated authority,



Josephine J. Tao
Assistant Director

Attachment

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

RECEIVED
2010 JUL -7 PM 1:54
SEC / TM

W. John McGuire
Partner
202.739.5654
wjmcguire@MorganLewis.com

July 1, 2010

Ms. Josephine J. Tao
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request of AdvisorShares Trust for Additional Interpretive Relief from Rule 10b-17 and Rules 101 and 102 of Regulation M promulgated under the Securities Exchange Act of 1934 with Respect to Additional Fund and for Exemptive, Interpretive or No-Action Relief from Section 11(d)(1) of the Securities Exchange Act of 1934 and Rules 10b-10, 11d1-2, 15c1-5 and 15c1-6 thereunder

Dear Ms. Tao:

AdvisorShares Trust (the "Trust") is an open-end management investment company organized on July 30, 2007 as a Delaware statutory trust. The Trust is currently offering one series, the Dent Tactical ETF. The Trust plans to list on an Exchange shares of Mars Hill Global Relative Value ETF ("Mars Hill ETF").

Summary of Previously Granted Relief

In September 2009, the Trust listed the individual shares of a portfolio of the Trust, the Dent Tactical ETF ("Original Fund"), on the NYSE Arca, Inc. ("NYSE Arca"). Prior to such time, the Trust requested relief on behalf of itself, the Original Fund, any national securities exchange or national securities association on or through which the exchange-traded shares of the Trust ("Dent ETF Shares") would subsequently trade (each an "Exchange"), and persons or entities engaging in transactions in Dent ETF Shares, from the staff of the Division of Trading and Markets ("Staff") with respect to Rule 10b-17 and Rules 101 and 102 of Regulation M in connection with secondary market transactions in Shares and the creation or redemption of Creation Units ("AdvisorShares Request Letter").[1] The Staff granted such relief ("Existing Relief") in the letter addressed to John McGuire, dated September 14, 2009 ("AdvisorShares Response Letter"). A copy of the AdvisorShares Request Letter and the AdvisorShares Response Letter are attached hereto for your convenience. All terms in this letter are as defined in the AdvisorShares Request and AdvisorShares Response Letters, unless otherwise defined herein.

The Trust on behalf of itself, the Mars Hill ETF, and any national securities exchange or national securities association on or through which the shares subsequently trade (each such market being an "Exchange"), and persons or entities engaging in transactions in shares issued by the Mars Hill ETF ("Shares"), as applicable, requests that the Securities and Exchange Commission (the "Commission" or the "SEC") grant exemptive, interpretive or no-action relief from Section 11(d)(1) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rules 10b-10, 10b-17, 11d1-2, 15c1-5 and 15c1-6 and Rules 101 and 102 of Regulation M thereunder, in connection with secondary market transactions in Shares and the creation and redemption of Creation Units, as discussed below.

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[1] *See*, the request letter from W. John McGuire dated September 14, 2009 with respect to the Trust.

The Trust will issue and redeem Shares of the Mars Hill ETF in aggregations of 25,000 Shares ("Creation Units"), with a minimum market value of $1,250,000. The Trust has filed a registration statement on Form N-1A, which has become effective, and will have the Shares listed on the New York Stock Exchange Arca. The Trust is overseen by a board of trustees (the "Board") that will maintain the composition requirements of Section 10 of the Investment Company Act of 1940, as amended (the "1940 Act"). The Mars Hill ETF has adopted fundamental policies consistent with the 1940 Act and will be classified as "diversified" under the 1940 Act. The Mars Hill ETF intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company diversification requirements of the Internal Revenue Code of 1986, as amended. The Mars Hill ETF will be a fund of exchange traded funds ("ETFs") and intends to achieve its investment objective by investing, both long and short, at least 90% of its assets in other exchange-traded funds ("Underlying ETFs") that are registered investment companies and other exchange-traded products, including, but not limited to, exchange-traded notes, exchange-traded currency trusts and exchange-traded commodities pools.[2] The remainder of the assets of the Mars Hill ETF,

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[2] To the extent practicable, the creation and redemption process will be identical to existing exchange traded funds. However, because a creation basket on the NSCC cannot hold or recognize a short position, the Creation and Redemption Baskets for the Mars Hill ETF will only contain long positions. Just as with existing ETFs, the creation basket will generally represent a pro rata slice of the long positions in the portfolio, of an amount and value equal to the NAV of a Creation Unit. Once the portfolio managers of the Mars Hill ETF receive notice that the new Creation Unit has been purchased, the Mars Hill ETF would immediately sell short the appropriate amount of exchange-traded funds and other exchange-traded products so that the Mars Hill ETF will maintain its core long/short portfolio divided evenly between long and short positions. The process is reversed for redemptions. Upon notice of a redemption, the managers will close out the appropriate amount of short positions, but the redemption basket will only contain long positions of equal value to the NAV of the Creation Unit. Each day the Mars Hill ETF will publish both the Creation Basket of long only positions, as well as the indicative basket with both long and short positions (and the value calculated every 15 seconds during the trading day will be based on the indicative basket). The instruments used to obtain any additional

which may be used to seek additional exposure of up to 50% exposure on top of its core portfolio, will be invested in short-term money market instruments, and liquid futures contracts and other derivatives tied to broad market indices. The only ETFs in which the Mars Hill ETF invests will be organized in the United States, registered under the 1940 Act, listed on an Exchange, and calculate their net asset value ("NAV") each day. In addition, all Underlying ETFs will either meet all conditions set forth in the Equity ETF Class Relief Letter[3] and the SIA Letter[4], or the ETV Class Relief Letter[5], respectively, or will have received individual relief from the Commission, or will be able to rely on individual relief even though they are not named parties[6] ("Prior ETFs"), except that if the Mars Hill ETF adopts a temporary defensive position, it may invest more than 10% of its assets in government securities as defined in Section

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exposure on top of the Mars Hill ETF's core portfolio will be included in the indicative basket, but not in the Creation and Redemption Basket.

3 Letter from James A. Brigagliano, Acting Associate Director, Division of Market Regulation, to Clifford Chance US LLP, dated October 24, 2006.

4 Letter from Catherine McGuire, Esq., Chief Counsel Division of Market Regulation to the Securities Industry Association Derivative Products Committee, dated November 21, 2005.

5 Letter from Racquel L. Russell, Branch Chief, Office of Trading Practices and Processes, Division of Market Regulation, to George T. Simon, Esq., Foley & Lardner LLP dated June 21, 2006.

6 See, e.g., Letter from Josephine J. Tao, Associate Director, Division of Trading and Markets, to Richard M. Morris, WisdomTree Asset Management, Inc. dated May 9, 2008) ("We note that we have repeatedly expressed our views on Exchange Act Section 11(d)(l) and Exchange Act Rules 10b-10, 11d1-2, l5c1-5, and l5c1-6 with respect to exchange-traded funds that are not tied to an index. Having stated our views, we will no longer respond to requests for relief from Section 11(d)(1) or Rules 10b-10, 11d1-2, l5c1-5, and 15c1-6 relating to exchange-traded funds that are not managed to track a particular index unless they present novel or unusual issues."); Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Michael Schmidtberger, Esq., Sidley Austin Brown & Wood LLP dated January 19, 2006 with respect to DB Commodity Index Tracking Fund and DB Commodity Services LLC ("[W]e note that we have repeatedly expressed our views on Section 11(d)(1) and Rule 11d1-2 with respect to the extension or maintenance or the arrangement for the extension or maintenance of credit on shares of commodity-based exchange-traded trusts that hold physical commodities or currency or that are public commodity pools ("CBETTs"), in connection with secondary market transactions. Having stated our views, we will no longer respond to requests for relief from Section 11(d)(1) and Rule 11d1-2 relating to new CBETTs, unless they present novel or unusual issues.").

3(a)(42)(A), (B), or (C) of the Exchange Act. The other exchange traded products in which the Mars Hill ETF invests will issue equity securities and be listed on an Exchange.

The SEC staff ("Staff") has previously issued relief identical to that requested herein to actively-managed ETFs[7], to index-based ETFs which are funds of ETFs,[8] as well as index-based ETFs, listed and traded on a national securities exchange which meet certain conditions.[9] The Index IQ Letter provided relief specific to the funds described therein and, therefore, the Trust and the Mars Hill ETF are not entitled to rely on the Index IQ Letter for relief. Further, because the Mars Hill ETF is not an index-based ETF, it is not entitled to rely on the relief previously provided to index-based ETFs. The Trust and Mars Hill ETF note, however, that their proposal—the creation and issuance by an actively-managed investment company of shares that individually trade on an Exchange, but that can only be purchased from and redeemed with the issuing investment company in large aggregations—is no longer novel. The Commission has in the past sixteen years considered and approved many similar proposals. Some of the index-based products for which relief has been granted have been trading publicly for years, and the Trust is not aware of any abuses associated with them. Indeed, several of the index-based products have been so embraced

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7 *See* Letter from Josephine Tao to Wisdom Tree Trust, dated May 9, 2008 (the "Wisdom Tree Letter"). As indicated below, the Board has authorized a Distribution and Service Plan ("Plan") pursuant to Rule 12b-l under the 1940 Act, but no such fee is currently being paid by the Mars Hill ETF and the Board has not approved any payments for the current fiscal year. We understand that the exemptive and no-action relief under Section 11(d)(1) would not be available to any broker-dealer that received 12b-1 fees under the Plan. *See* SIA Letter.

8 *See* Letter from Josephine Tao to Index IQ ETF Trust, dated March 25, 2009(the "Index IQ Letter").

9 *See* Equity ETF Class Relief Letter ; SIA Letter; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Claire P. McGrath, Vice President and Special Counsel, American Stock Exchange LLC, dated August 17, 2001. *See also* Letter from James A. Brigagliano regarding Class Relief for Fixed Income Exchange Traded Index Funds, dated April 9, 2007; Letter from Josephine Tao regarding Combination Exchange-traded Funds, dated June 27, 2007.

by investors that they are routinely among the highest volume securities on the exchanges on which they trade.[10]

The Mars Hill ETF is not an index-based ETF investing in securities and therefore is ineligible to rely on the Equity ETF Class Relief Letter. However, it will meet all of the criteria of the Equity ETF Class Relief Letter with the exception of Conditions 2, 3 and 5; that is, the Mars Hill ETF is not an index-based ETF(condition 5); may not hold "a basket of twenty or more" securities (condition 2); and it is possible that less than 70% of the Mars Hill ETF will be comprised of securities that meet the minimum public float and minimum average daily trading volume thresholds under the "actively-traded securities" definition found in Regulation M for excepted securities during each of the previous two months of trading prior to formation of the relevant ETF; provided, however, that if the ETF has 200 or more securities, then 50% of the

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[10] The SEC has previously granted exemptive or no-action relief under Rules 10a-1, 10b-6, 10b-7, 10b-10, 10b-13, 10b-17, 11 d1-2, 15c1-5, 15c1-6 and Regulation M under the Exchange Act similar to that requested here. *See e.g.,* Letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated January 22, 1993 with respect to trading of SPDR Trust, Series *1;* Letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated April 21, 1995 with respect to trading of MidCap SPDR Trust; Letters from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to Stuart M. Strauss, Gordon Altman Butowsky, dated December 14, 1998 and December 22, 1998, respecting the trading of the Select Sector SPDR Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated March 3, 1999 with respect to the trading of the Nasdaq 100 Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to Kathleen Moriarty, Carter, Ledyard & Milburn dated May 16, 2000 with respect to the trading of the iShares Trust; Letter from James Brigagliano, Assistant Director,- Division of Market Regulation, to Stuart Strauss, Mayer, Brown & Platt dated September 26, 2000 with respect to the trading of the streetTRACKS® Series Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to W. John McGuire, Morgan, Lewis & Bockius LLP dated July 25, 2002 with respect to the trading of various series funds of the iShares Trust; Letter from James Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown Rowe & Maw dated October 21, 2002 with respect to the trading of the Fresco[SI] Index Shares Fund; Letter from James Brigagliano, Assistant Director, Division of Market Regulation to Jack P. Drogin, Morgan, Lewis & Bockius LLP dated September 25, 2003 with respect to the trading of the iShares Lehman U.S. Treasury Inflation Protected Securities Fund and the iShares Lehman U.S. Aggregate Bond Fund (each a series of the iShares Trust).

securities must meet the actively-traded securities thresholds(condition 3). We note, however, that each ETF or other exchange traded product held by the Mars Hill ETF itself will have either met all conditions set forth in the applicable class relief letter,[11] or will have received individual relief from the Commission. Accordingly, the Mars Hill ETF will indirectly meet the concerns underlying Conditions 2, 3 and 5 of the Equity ETF Class Relief Letter.

The Mars Hill ETF differs from index-based ETFs to the extent that the Mars Hill ETF is "actively managed." As discussed below, however, like the Index IQ Trust, the Mars Hill ETF's portfolio will be fully transparent and liquid and thereby permit arbitrage activity to the same extent as index-based ETFs. In all other material respects, the Mars Hill ETF will operate in the same manner as prior ETFs. Therefore, while the Mars Hill ETF is actively managed and is a fund of funds, we do not believe that it raises any significant new regulatory issues.

The Mars Hill ETF and its Investment Objective

AdvisorShares Investments, LLC (the "Manager") will serve as the investment adviser to the Mars Hill ETF, a series of the Trust. The Mars Hill ETF is sub-advised by Mars Hill Partners, LLC ("Mars Hill"). The Mars Hill ETF's investment objective is average annual returns in excess of the MSCI World Index, with comparable volatility. The investment

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[11] *See, e.g.,* ETV Class Relief Letter; Equity ETF Class Relief Letter; Letter from James A. Brigagliano regarding Class Relief for Fixed Income Exchange Traded Index Funds, dated April 9, 2007; Letter from Josephine Tao regarding Combination Exchange-traded Funds, dated June 27, 2007; SIA Letter. These letters are collectively the "Class Relief Letters."

objective of the Mars Hill ETF is "non-fundamental" and may be changed upon 60 days' written notice to shareholders.

In selecting Underlying ETFs for the Mars Hill ETF, Mars Hill seeks to achieve the Mars Hill ETF's investment objective by taking long positions in the Underlying ETFs that invest in what it believes to be the most relatively attractive global regions and countries within those regions, and by establishing an equivalent dollar amount of short positions in the Underlying ETFs that invest in what it believes to be the most relatively unattractive global regions and countries within those regions. Mars Hill ETF will hold no set minimum number of Underlying ETFs or exchange traded products, but it expects that it will never hold less than 10 long positions and 10 short positions. Other than Underlying ETFs, no single holding will represent more than 20% of the assets of Mars Hill ETF, except in a period when the Mars Hill ETF adopts a temporary defensive position, during which the Mars Hill ETF may invest more than 20% of its assets in the securities of a single issuer provided the securities are government securities as defined in Section 3(a)(42)(A), (B), or (C) of the Exchange Act. Mars Hill ETF will hold no Underlying ETFs or exchange-traded products whose investment objective is to earn a multiple of a particular index, whether positive or inverse. The Mars Hill ETF's portfolio will not contain any Underlying ETFs whose investment adviser is affiliated with the Manager.

Availability of Information

On each day the Mars Hill ETF is open (a "Business Day"),[12] before commencement of trading in Shares on the Exchange, it will disclose on its website the identities and quantities of the securities and other assets (collectively, "Portfolio Securities") held by the Mars Hill ETF that will form the basis for its calculation of net asset value ("NAV") at the end of the Business Day. The website and information will be publicly available at no charge. See also "Sales of ETF Shares" below describing the daily disclosure of In-Kind Creation Securities and "Calculation of Intraday Indicative Value" below.

Sales of ETF Shares

Foreside Fund Services, LLC, a registered broker-dealer under the Exchange Act and member of the Financial Industry Regulatory Authority ("Distributor"), acts on an agency basis as the Mars Hill ETF's principal underwriter. The Distributor will not maintain a secondary market in Shares. The Exchange will designate one or more member firms to act as a market maker and maintain a market for Shares traded on that Exchange. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Mars Hill ETF.

The Mars Hill ETF will sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. In order to keep costs at a low level and permit the Mars Hill ETF to be as fully

[12] A Business Day is any day on which the Exchange is open for business.

invested as possible, Shares will be purchased in Creation Units generally in exchange for the deposit, by the purchaser, of a particular portfolio of securities ("In-Kind Creation Securities")[13], designated by the Manager or Mars Hill, together with the deposit or refund of a specified cash payment as the case may be ("Cash Component"--collectively with the In-Kind Creation Securities, a "Fund Deposit"). The Mars Hill ETF will issue and sell Shares on any Business Day. The NAV will be determined as of the close of the regular trading session on the New York Stock Exchange, Inc. ("NYSE") (ordinarily 4:00 p.m. Eastern time) on each Business Day.

The Trust expects that the In-Kind Creation Securities will generally consist of a *pro rata* basket of the long positions in Underlying ETFs held in Mars Hill ETF's portfolio.[14] The Cash Component will be equal to the difference, if any, between the NAV per Creation Unit and the market value per Creation Unit of the In-Kind Creation Securities.

In order to defray the transaction expenses, including brokerage costs, that will be incurred by the Mars Hill ETF when investors purchase or redeem Creation Units, it will impose purchase or redemption transaction fees ("Transaction Fees") to be borne only by such purchasers or redeemers.

Creation Units will be aggregations of at least 25,000 Shares. The Trust recognizes that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Mars Hill ETF or in the secondary market, will

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13 The Mars Hill ETF reserves the right to require Creation Units to be purchased for cash.

14 *Ibid.*

be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order that permits investment companies to invest in the Mars Hill ETF beyond those limitations.[15]

Bank of New York Mellon (the "Custodian") will be the Mars Hill ETF's custodian and, in consultation with the Manager and Mars Hill, will, through the facilities of the National Securities Clearing Corporation (the "NSCC"), make available on each Business Day, immediately prior to the opening of trading on the Exchange, a list of the names and the required number of shares of each In-Kind Creation Security included in the current Fund Deposit (based on information at the end of the previous Business Day) for the Mars Hill ETF. Such Fund Deposit will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units until such time as the next-announced Fund Deposit composition is made available. In the same manner, the Custodian also will make available the previous day's Cash Component as well as the estimated Cash Component for the current day.

Creation Units may be purchased through orders placed to the Distributor through an "Authorized Participant" which is either (1) a "Participating Party," i.e., a broker-dealer or other participant in the Clearing Process through the Continuous Net Settlement System of the NSCC, a clearing agency that is registered with the Commission, or (2) a DTC Participant, which in either case has executed an agreement with the Distributor, with respect to creations and

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15 As relevant, Section 12(d)(1) would prohibit the Mars Hill ETF from purchasing more than 3% of the outstanding voting stock of one Underlying ETF, allocating more than 5% of its total assets to one Underlying ETF or 10% of its total assets to all Underlying ETFs. However, the Mars Hill ETF may invest in Underlying ETFs which have received exemptive orders that permit Underlying ETFs to sell, and the Mars Hill ETF to invest, in those Underlying ETFs beyond the limitations in Section 12(d)(1) set forth in the prior sentence.

redemptions of Creation Units ("Participant Agreement"). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. The Distributor will be responsible for transmitting orders to the Mars Hill ETF. Authorized Participants making payment for Creation Units placed through the Distributor must either (1) initiate instructions through the Continuous Net Settlement System of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units (the "Clearing Process") or (2) deposit the Fund Deposit with the Trust "outside" the Clearing Process through the facilities of DTC as described in the SAI.

All orders to create a Creation Unit must be received no later than the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) (the "Closing Time") on the date such order is placed, as described in the Participant Agreement, in order for creation of Creation Units to be effected based on the NAV of Shares, as next determined on such date.

Redemption of Shares

Beneficial owners of Shares must accumulate enough Shares to constitute a Creation Unit in order to redeem through an Authorized Participant. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by the Mars Hill ETF. Shares generally will be redeemed in Creation Units in exchange for a particular portfolio of securities [16]("In-Kind Redemption Securities").[17] The Trust will redeem Shares of the

[16] The Mars Hill ETF reserves the right to redeem Creation Units for cash.

Mars Hill ETF on any Business Day. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act. Redemption requests must be received by the Closing Time on a given Business Day to be redeemed that day. The Custodian, through the NSCC, will make available immediately prior to the opening of business on the Exchange (currently 9:30 a.m. Eastern time) on each Business Day, the list of In-Kind Creation Securities (the "Creation List") which will be applicable to a purchase and the list of In-Kind Redemption Securities (the "Redemption List") that will be applicable (each subject to possible amendment or correction in light of an administrative error in compiling the Creation or Redemption List) to redemption requests received in proper form on that day. In some instances, the Creation List may differ slightly from the Redemption List. The In-Kind Creation Securities and In-Kind Redemption Securities may differ as a result of revisions to the Mars Hill ETF's portfolio or as a result of corporate actions.

The Mars Hill ETF will have the right to make a redemption payment in cash, in-kind or a combination of each, provided the value of the payment equals the NAV of the Creation Unit being redeemed. The Trust currently contemplates that, unless cash redemptions are available or specified for the Mars Hill ETF, the redemption proceeds for a Creation Unit generally will consist of In-Kind Redemption Securities[18] plus or minus a "Cash Redemption Amount"

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[17] The Mars Hill ETF will comply with the federal securities laws in accepting In-Kind Creation Securities and satisfying redemptions with In-Kind Redemption Securities, including that the In-Kind Creation Securities and In-Kind Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933, as amended (the "Securities_Act").

[18] The Mars Hill ETF reserves the right to redeem Creation Units for cash.

as the case may be (collectively, an "ETF Redemption"). The Cash Redemption Amount is cash in an amount equal to the difference between the NAV of the Creation Unit being redeemed and the market value of the In-Kind Redemption Securities. A redeeming investor will pay Transaction Fees calculated in the same manner as Transaction Fees payable in connection with the purchase of a Creation Unit. To the extent that any amounts payable to the Mars Hill ETF by the redeeming investor exceed the amount of the Cash Redemption Amount, the investor will be required to deliver payment to the Mars Hill ETF.

Depository Trust Company

DTC serves as securities depository for the Shares. The Shares may be held only in book-entry form. DTC, or its nominee, is the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or its participants ("DTC Participants") (i.e., securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations), some of whom (and/or their representatives) own DTC. Beneficial owners of Shares are not entitled to have Shares registered in their names, and will not receive or be entitled to receive physical delivery of certificates.

Accordingly, to exercise any rights as a holder of Shares, each beneficial owner must rely on the procedures of: (i) DTC; (ii) DTC Participants; and (iii) brokers, dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly, through which such beneficial owner holds its interests.

Calculation of Intraday Indicative Value

The Exchange or other market information provider will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount (the "IIV") representing on a per Share basis, the sum of the current value of the In-Kind Creation Securities and the estimated Cash Component. The Trust is not involved in or responsible for the calculation or dissemination of any such amount and makes no warranty as to its accuracy.

The Trading Market

The Shares will be listed and traded on the Exchange. Shares will be freely tradable on the Exchange throughout the trading session. The price of Shares trading on the Exchange will be based on a current bid/offer market. The trading market on the Exchange affords investors the opportunity to assume and liquidate positions in Shares at their discretion, permitting them to take advantage of prices at any time during the trading day. This combination of intraday liquidity with the Creation Unit purchase and redemption features creates potential arbitrage opportunities that, in turn, should and historically have proven to mitigate pricing inefficiencies. Indeed, the high degree of historical and expected correlation between ETFs' NAVs and their share prices contrasts with the case of shares of closed-end equity funds which, not having the ability to create and redeem at the fund level, typically trade at a material discount (or premium) to their underlying NAVs.

The arbitrage mechanism will be facilitated by the transparency of the Mars Hill ETF's portfolio and the availability of the IIV, the liquidity of its Portfolio Securities and the ability to access those securities, as well as the arbitrageurs' ability to create workable hedges. Further, the Mars Hill ETF will solely invest in liquid securities. As discussed above, there will be disclosure on each Business Day of the Mars Hill ETF's Portfolio Securities and the IIV will be disseminated every 15 seconds throughout the trading session. The Mars Hill ETF will invest in Portfolio Securities with liquidity levels that will facilitate an effective and efficient arbitrage mechanism and the ability to create workable hedges. For these reasons, we expect arbitrageurs to be able to take advantage of price variations between the Mars Hill ETF's market price and its NAV. Thus, we expect a close alignment between the market price and the NAV.

We believe that, like the funds in the Index IQ Letter, the Mars Hill ETF will not present any new issues with respect to the exemptions which allow for current index-based ETFs to redeem their shares only in Creation Units. While we recognize that the potential for more significant deviations between a security's bid/ask price average and NAV exists with actively-managed ETFs, such deviations should not arise here, because the Mars Hill ETF's portfolio holdings will be fully transparent. [19]As noted previously, on each Business Day before commencement of trading in Shares on the Exchange, the Mars Hill ETF will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by it that will

[19] The Board has authorized a Plan pursuant to Rule 12b-1 under the 1940 Act, but no such fee is currently being paid by the Mars Hill ETF and the Board has not approved any payments for the current fiscal year, We believe, if such fees are paid in the future, that such payments would not create more than *de minimis* additional deviations between the NAV and the market price of Shares.

form the basis for the calculation of NAV at the end of the Business Day. The website and information will be publicly available at no charge. Under accounting procedures followed by the Mars Hill ETF, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Mars Hill ETF will be able to disclose at the beginning of each Business Day the Portfolio Securities and other assets that will form the basis for the NAV calculation at the end of the same Business Day, whether or not the Manager or Mars Hill makes trades for the portfolio during that Business Day. Since market participants will be aware at all times of the Mars Hill ETFs Portfolio Securities and other assets held by it that will form the basis for the NAV calculation, the risk of significant deviation between NAV and market price is similar to that which exists in the case of index-based ETFs.

Rule 101 of Regulation M

Subject to certain enumerated exceptions, Rule 101 of Regulation M prohibits a "distribution participant," in connection with a distribution of securities, from bidding for or purchasing, or from attempting to induce any person to bid for or purchase, a "covered security" during the applicable restricted period. "Distribution participant" is defined in Rule 100(b) to include an underwriter or prospective underwriter in a particular distribution of securities, or any broker, dealer or other person who has agreed to participate or is participating in such distribution. We note that Rule 100(b) of Regulation M defines "distribution" for purposes of such Rule as an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

We understand that while broker-dealers that tender In-Kind Creation Securities to the Trust through the Distributor in return for Creation Unit(s) of Shares will not be part of a syndicate or selling group, and no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Creation Units, under certain circumstances they could be deemed to be an "underwriter" or "distribution participant" as those terms are defined in Rule 100(b).

The Trust respectfully requests that the Commission or Staff grant exemptive, interpretive or no-action relief from Rule 101, as discussed below, to permit persons participating in a distribution of Shares to bid for or purchase, or engage in other secondary market transactions in, such Shares during their participation in such distribution.

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia,* redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust *is* registered as an open-end management investment company under the 1940 Act. However, the individual Shares are not redeemable except in Creation Units. Due to the redeemability of the Shares in Creation Units, there should be little disparity between the Shares' market price and their NAV per Share. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to the Shares. Although redemption is subject to the minimum condition of tendering 25,000 Shares (i.e., a Creation Unit), the Trust is intended to function like any other open-end fund continuously offering its shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment company securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Staff confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, transactions in the Shares would be exempted from Rule 101 on the basis of the exception contained in paragraph (c)(4) of such Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Units of Shares may be created, and Shares in Creation Units may be redeemed, in-kind at NAV, on any Business Day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of the Exchange listing. Thus, the secondary market price of Shares should not vary substantially from the NAV of Shares. Because of the redeemability of Shares in Creation Units, coupled with the open-ended nature of the Mars Hill ETF, any significant disparity between the market price of the Shares and NAV should be eliminated by arbitrage activity. Because their NAV is largely determined based on the market value of the Portfolio Securities, neither the creation nor redemption of Shares, nor purchases or sales of Shares in the secondary market, will impact the NAV, and such transactions should not have a significant impact on the market value of Shares.

The Trust also respectfully requests relief from the provisions of Rule 101 to the extent necessary to permit persons or entities that may be deemed to be participating in the distribution of the Shares or a Portfolio Security of the Mars Hill ETF to tender Shares for redemption in Creation Units and to receive as part of redemption proceeds the In-Kind Redemption Securities of the Mars Hill ETF.

The Trust requests, in this regard, that the Staff confirm that the tender of the Shares to the Trust for redemption and the receipt of In-Kind Redemption Securities upon redemption does not constitute a bid for, or purchase of, any of such securities for the purposes of Rule 101, or alternatively, that the Commission or Staff grant exemptive or no-action relief to the extent necessary to permit redemptions of Shares for In-Kind Redemption Securities as described above. Redemption entails no separate bid for any of the In-Kind Redemption Securities. Absent unusual circumstances, the Trust will not purchase In-Kind Redemption Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of Shares cannot be expected to affect the market price of the In-Kind Redemption Securities. The Trust believes that the purchase of In-Kind Redemption Securities, while engaged in a distribution with respect to such securities, for the purpose of acquiring a Creation Unit aggregation of Shares should be exempted from Rule 101. The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the Rule.

In view of the lack of any special financial incentive to create Creation Units, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of the Shares to affect significantly Share pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution or broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling securities and the Shares, may undermine the potential beneficial market effect of Share trading.

Rule 102 of Regulation M

The Trust also requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units that, for the reasons previously stated under our request with respect to the exemption under Rule 101(c)(4), transactions in the Shares would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of Rule 102.

Alternatively, the Trust respectfully requests that the Commission grant an exemption under paragraph (e) of Rule 102 to such effect. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the Rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Shares are not viable means to manipulate the price of a security in the Mars Hill ETF's portfolio during a distribution of such security. The Trust will redeem the Creation Units of Shares at the NAV of the Shares. Although the Shares will be traded on the secondary market, the Shares may only be redeemed in Creation Units. Thus, the Trust believes that the redemption by the Trust of the Shares at NAV in consideration principally for In-Kind Redemption Securities does not involve the abuses that Rule 102 was intended to prevent.

Rule 10b-17

Rule 10b-17 requires an issuer of a class of publicly-traded securities to give notice of certain specified actions (e.g., dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c) of the Rule, however, states that the Rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act.[20] Except for the fact that redemption is subject to the minimum condition of tendering 25,000 Shares, the Trust is intended to function like any other open-end fund continuously offering its shares.[21] It is in recognition of the foregoing that the Division of Investment Management issued an order permitting the Trust to issue shares with limited redeemability while still treating the Trust like any other open-end investment company. In addition, compliance with Rule 10b-17 would be impractical in light of the nature of the Mars Hill ETF. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date. Therefore, the exemption under paragraph (c) of Rule 10b-17, which covers open-end investment companies with fully redeemable shares, should be applicable to the Trust.

Section 11(d)(1) of the Securities Exchange Act of 1934 and Rules 10b-10, 11d1-2, 15c1-5 and 15c1-6 thereunder

The AdvisorShares Request Letter did not seek relief from the above-referenced provisions based on our understanding that the Trust could rely on the generic relief from these

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20 *See supra* note 9.

21 *See supra* note 9.

provisions provided in the WisdomTree letter. Because we now understand that that generic relief was not available, the Trust is requesting relief from these provisions prospectively on behalf of the Original Fund and the Mars Hill ETF.[22]

Rule 10b-10

Rule 10b-10 requires a broker or dealer effecting a transaction in a security for a customer to give or send written notification to such customer disclosing the information specified in paragraph (a) of Rule 10b-10, including the identity, price and number of shares or units (or principal amount) of the security purchased or sold. The Trust requests that the Commission grant an exemption from Rule 10b-10, as discussed below, with respect to the creation (*i.e.*, issuance) or redemption of Creation Units. The Trust is not requesting exemptive or interpretive relief from Rule 10b-10 in connection with purchases and sales of shares of the Mars Hill ETF or the Original Fund in the secondary market.

The Trust proposes that broker-dealers or other persons acting for their customers in either purchasing or redeeming Creation Units of the Mars Hill ETF or the Original Fund be permitted to provide such customers with a statement of the number of Creation Units created or redeemed without providing a statement of the identity, number and price of shares of the In-Kind Creation Securities or In-Kind Redemption Securities. The Creation Lists and the Redemption Lists for the Mars Hill ETF and the Original Fund will be made available by the Custodian or the Adviser, through the NSCC, immediately prior to the opening of business on

[22] Representations in this request concerning the Original Fund are in addition to those representations made in the AdvisorShares Request Letter, which are incorporated into this letter by reference.

the Exchange on each Business Day. We anticipate that any institution or broker-dealer engaging in creation or redemption transactions would have done so only with knowledge of the composition of the applicable securities, so that specific information in the Rule 10b-10 notification would be redundant.

The Trust agrees that any exemptive relief under Rule 10b-10 with respect to creations and redemptions will be subject to the following conditions:

(1) Confirmation statements of creation and redemption transactions for the Mars Hill ETF or the Original Fund will contain all of the information specified in paragraph (a) of Rule 10b-10 other than identity, price, and number of shares of each individual securities constituent of the Creation List or the Redemption List tendered or received by the customer in the transaction;

(2) Any confirmation statement of a creation or redemption transaction for the Mars Hill ETF or the Original Fund that omits the identity, price, or number of shares of each individual securities constituent of the Creation List or the Redemption List will contain a statement that such omitted information will be provided to the customer upon request; and

(3) All such requests will be fulfilled in a timely manner in accordance with paragraph (c) of Rule 10b-10.

Section 11(d)(1); Rule 11d1-2

Section 11(d)(1) of the Exchange Act generally prohibits a person who is both a broker and a dealer from effecting any transaction in which the broker-dealer extends credit to a customer on any security which was part of a new issue in the distribution of which he participated as a member of a selling syndicate or group within thirty days prior to such transaction. Rule 11d1-2 provides an exemption from Section 11(d)(1) for securities issued by a registered open-end investment company or unit investment trust with respect to transactions by a broker-dealer who extends credit on such security, provided the person to whom credit has been extended has owned the security for more than thirty days. [23]

The Trust hereby requests that the Staff, consistent with and subject to the same conditions as the Index IQ Letter, provide relief under Section 11(d)(1) and Rule 11d1-2. The Trust believes that application of the thirty-day restriction in Rule 11d1-2 to broker-dealers engaging exclusively in secondary market transactions in Shares or shares of the Original Fund does not further the purposes of Section 11(d)(1) or Rule 11d1-2. The only compensation a broker-dealer will receive for representing a customer in purchasing Shares or shares of the Original Fund is the commission or asset-based brokerage account fee charged to that customer,

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23 Applicants note that broker-dealers that engage in both creation of Creation Units of shares of the Mars Hill ETF or the Original Fund and secondary market transactions in such shares and that meet the requirements of Rule 11d1-1 may be covered by the exemptions provided in such rule.

which in all likelihood is the same compensation the broker-dealer would receive in connection with any stock purchase by a customer. There is no special financial incentive to a broker-dealer, other than the broker-dealer's regular commission, to engage in secondary market transactions in Shares or shares of the Original Fund, either as principal or agent.

Rule 15c1-5 and 15c1-6

Rule 15c1-5 requires a broker or dealer controlled by, controlling, or under common control with, the issuer of a security who induces the purchase or sale by a customer of a security, to disclose the existence of such control before entering into a contract with or for such customer for the purchase or sale of such security. Rule 15c1-6 requires a broker or dealer to send a customer written notification of its participation in the primary or secondary distribution of any security in which it effects any transaction in or for such customer's account or induces the purchase or sale of such security by such customer.

The Trust believes that disclosure by a broker-dealer of a control relationship with the issuer of a Portfolio Security or of a participation in the distribution of a Portfolio Security would impose an unnecessary and unjustifiable burden on broker-dealers engaging in transactions in shares of the Mars Hill ETF or Original Fund for their customers. There is no realistic potential for manipulating the market price of a Portfolio Security by transactions in shares of the Mars Hill ETF or Original Fund. Application of the rules could adversely affect the attractiveness of Shares and shares of the Original Fund to broker-dealers and thereby affect market liquidity of the Mars Hill ETF or Original Fund shares. The Trust, therefore, requests the Staff to grant no-action relief from application of the rules with respect to creations and redemptions of the Mars Hill ETF or Original Fund shares and secondary market transactions therein.

Conclusion

Based on the foregoing, we respectfully request that the Commission and the Staff grant the relief requested herein. The forms of relief requested are substantially similar to those actions that the Commission and the Staff have taken in similar circumstances, most notably in the Index IQ and Wisdom Tree Letters. If you have any questions please call me at (202) 739.5654 or my colleague Michael Berenson at 202.739.5450.

Sincerely,



W. John McGuire

cc: Bradley Gude
Michael Berenson

132-01262